

October 27, 2016

<u>Via E-mail</u>
Idzard van Eeghen
Chairman of the Managing Board
RBS Holdings N.V.
Gustav Mahlerlaan 350
1082 ME Amsterdam, The Netherlands

   Re: **RBS Holdings N.V.**
      Form 20-F for the Fiscal Year Ended December 31, 2015
      Filed April 29, 2016
      File No. 1-14624

Dear Mr. van Eeghen:

   We refer you to our comment letter dated August 26, 2016, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         /s/ Cecilia Blye

         Cecilia Blye, Chief
         Office of Global Security Risk

cc: Dietrich King
   Assistant Director
   Division of Corporation Finance